Filed by Devon Energy Corporation

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Crosstex Energy, Inc.

Commission File No.: 000-50536

Devon Energy Corporation conducted a conference call to discuss its third-quarter 2013 financial and operating results and posted the related conference call transcript to its website on November 6, 2013. Excerpts of the conference call transcript are as follows:

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Third Quarter 2013

Earnings Call

November 6, 2013

John Richels – President & CEO

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Finally, before I hand off the call to Dave, I would like to briefly review our recent announcement to combine substantially all of our U.S. midstream assets with Crosstex to form a new midstream business. This strategic combination creates one of the largest midstream companies in the United States with assets located in some of the country’s premier oil and gas regions. Devon will retain significant influence on the direction of the New Company through our majority ownership interest in both the general partner and the MLP, and majority representation on both Boards.

This transaction allows us to obtain a market-based valuation for our U.S. midstream business in a tax deferred manner that is immediately accretive to shareholders. As you recall, our contribution of midstream assets and resulting equity ownership in the New Company was initially valued at $4.8 billion. Based on yesterday’s closing prices, the market value of our ownership interest totaled $6.6 billion or 16 times EBITDA of the contributed assets. This valuation equates to roughly 25% of Devon’s current market capitalization.

Just as important, the transaction improved the growth trajectory of our midstream investment. A key component of our improved growth trajectory is Devon’s 70% ownership in the new General Partner. The new General Partner will have incentive distribution rights in the MLP in the highest tier, allowing us to disproportionately increase our share of the MLP’s distributable cash flow going forward. Additionally, the New Company’s investment-grade credit profile will enable it to secure and execute sizeable organic development and acquisition opportunities across the midstream value chain. This positions the new business to deliver attractive long-term growth in distributions.

Another significant advantage of this transaction is our improved capital efficiency. Upon closing of this transaction, future capital requirements associated with our contributed midstream assets will reside with the New Company. This will lessen our overall capital intensity and preserve cash flow for our growing E&P upstream business. Furthermore, any build out of new midstream assets supporting our E&P business could be completed by the New Company. This approach eliminates the capital call on Devon while allowing us to maintain influence over the development and management of the assets via our majority ownership of the New Company. Our relationship with the New Company also provides us the opportunity to attractively sell additional midstream assets currently held or developed by Devon in a manner that is accretive to our shareholders.

Overall, the transaction and resulting New Company greatly accelerates the value proposition of Devon’s previously announced standalone MLP, and is another clear and successful example of our efforts to unlock value for our shareholders.

So in summary…we continue to successfully execute our business plan both operationally and financially. This is evidenced by the continuation of strong oil production growth from our development projects and the progress we are making on emerging plays that will enhance our long-term oil and liquids growth profile. Furthermore, our pursuit of high-margin production combined with effective management of operating and capital costs is improving profitability. And finally, we took another significant step in unlocking unrecognized asset value within Devon through the formation of a new midstream business and the planned repatriation of an additional $2 billion at very favorable tax rates.

- - - - Q&A Session - - - -

Benny Wong—Morgan Stanley—Analyst

Thanks for taking my question. I know the Crosstex deal hasn’t closed yet, but can you tell us how you are thinking about maybe a drop-down pace of assets in the MLP? Just looking to see if you could dimension the benefit of the combination versus doing IPO in terms of speed to market?

John Richels—Devon Energy Corp—President & CEO

Benny, there’s really a couple of different drop-downs that we can do in the MLP. As you know, we put half of our assets into the GP and half into the MLP so there will be a continuing drop-down from the GP into the MLP of interest in our midstream Company and then we do have other assets. The one that we flagged at the time — other assets that we didn’t put into the MLP — one of the assets that we flagged at the time was our interest in the Access Pipeline, which is the pipeline that services our Jackfish and Pike acreage and also has third-party volumes from other operators in the area and that’s certainly something that we can drop down.

When we do that is a little bit up in the air right now; we’re in the course of constructing that. It’s going to be completed by the end of 2014, roughly and third quarter 2014, and so a 2015 drop-down is certainly possible. We’ll have to take stock of things at the time that we finish it.

The really important part and the really exciting part for us is that not only have we got a market valuation of what those assets are, but in the future, it gives us a lot of flexibility around building new assets, dropping down some existing assets that we haven’t put in yet, and also doing acquisition. And by doing that, it accelerates the value over what we would otherwise have seen.

Investor Notices

Safe Harbor

Some of the information provided in this document includes “forward-looking statements” as defined by the Securities and Exchange Commission (SEC). Words such as “forecasts,” “projections,” “estimates,” “plans,” “expectations,” “targets,” and other comparable terminology often identify forward-looking statements. Such statements concerning future performance are subject to a variety of risks and uncertainties that could cause Devon’s or Crosstex’s actual results to differ materially from the forward-looking statements contained herein, including as a result of the items described under “Risk Factors” in Devon’s or Crosstex’s most recent Form 10-K. These include, but are not limited to, Devon’s and Crosstex’s ability to integrate their businesses successfully. Any forward-looking statement speaks only as of the date on which such statement is made, and Devon and Crosstex undertake no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

Cautionary Note to Investors

Investors are urged to consider closely disclosures in Devon’s and Crosstex’s Form 10-K, available from the SEC by calling 1-800-SEC-0330 or from the SEC’s website at www.sec.gov.

Additional Information and Where to Find It

This document contains information about the proposed merger involving a Devon entity and Crosstex Energy Inc. In connection with the proposed mergers, the new General Partner entity will file with the Securities and Exchange Commission (SEC) a registration statement on Form S-4 that will include a proxy statement/prospectus. Investors and stockholders are urged to read the proxy statement/prospectus and other relevant documents filed or to be filed with the SEC. These documents (when they become available), and any other documents filed by Crosstex or Devon with the SEC, may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, shareholders will be able to obtain free copies of the proxy statement/prospectus from Crosstex Energy, Inc. by contacting Investor Relations by mail at Attention: Investor Relations, 2501 Cedar Springs, Dallas, Texas 75201.

Participants in the Solicitation

Devon, Crosstex and their respective directors and officers may be deemed to be participants in the solicitation of proxies from the stockholders of Crosstex Energy, Inc. in respect of the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders of Crosstex Energy, Inc. in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding Crosstex Energy, Inc.’s directors and executive officers is contained in its Annual Report on Form 10-K for the year ended December 31, 2012, which is filed with the SEC. Information regarding Devon’s directors and executive officers is contained in its Annual Report on Form 10-K for the year ended December 31, 2012, which is filed with the SEC.

Non-GAAP Financial Information

This document contains non-generally accepted accounting principle financial measures that Devon and Crosstex refer to as adjusted EBITDA. Adjusted EBITDA is defined as net income plus interest expense, provision for income taxes, depreciation and amortization expense, impairments, stock-based compensation, (gain) loss on non-cash derivatives, distribution from a limited liability company and non-controlling interest; less gain on sale of property and equity in income (loss) of limited liability company. Devon and Crosstex believe this non-GAAP measure is useful to investors because it may provide users of this financial information with a meaningful comparison between current results and prior-reported results. Adjusted EBITDA, as defined above, is not a measure of financial performance or liquidity under GAAP. This measure should not be considered in isolation or as an indicator of Devon’s, Crosstex’s or the New Company’s performance. Furthermore, it should not be seen as a measure of liquidity or a substitute for a metric prepared in accordance with GAAP.

This document includes “forward-looking statements” as defined by the Securities and Exchange Commission (SEC). Such statements are those concerning strategic plans, expectations and objectives for future operations. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that the company expects, believes or anticipates will or may occur in the future are forward-looking statements. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the company. Statements regarding future drilling and production are subject to all of the risks and uncertainties normally incident to the exploration for and development and production of oil and gas. These risks include, but are not limited to, the volatility of oil, natural gas and NGL prices; uncertainties inherent in estimating oil, natural gas and NGL reserves; the extent to which we are successful in acquiring and discovering additional reserves; unforeseen changes in the rate of production from our oil and gas properties; uncertainties in future exploration and drilling results; uncertainties inherent in estimating the cost of drilling and completing wells; drilling risks; competition for leases, materials, people and capital; midstream capacity constraints and potential interruptions in production; risk related to our hedging activities; environmental risks; political or regulatory changes; and our limited control over third parties who operate our oil and gas properties. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. The forward-looking statements in this press release are made as of the date of this press release, even if subsequently made available by Devon on its website or otherwise. Devon does not undertake any obligation to update the forward-looking statements as a result of new information, future events or otherwise.

The SEC permits oil and gas companies, in their filings with the SEC, to disclose only proved, probable and possible reserves that meet the SEC’s definitions for such terms, and price and cost sensitivities for such reserves, and prohibits disclosure of resources that do not constitute such reserves. This release may contain certain terms, such as resource potential and exploration target size. These estimates are by their nature more speculative than estimates of proved, probable and possible reserves and accordingly are subject to substantially greater risk of being actually realized. The SEC guidelines strictly prohibit us from including these estimates in filings with the SEC. U.S. investors are urged to consider closely the disclosure in our Form 10-K, available at www.devonenergy.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or from the SEC’s website at www.sec.gov.